Exhibit 99.1

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

Report of Management’s Accountability

The accompanying audited consolidated financial statements of Electra Battery Materials Corporation were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for significant accounting judgements and estimates and for the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has implemented appropriate processes to support management representations that it has exercised reasonable diligence that the consolidated financial statements fairly present, in all material respects, the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented in the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the audited consolidated financial statements to ensure the Company fulfills its financial reporting responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management Directors. The Audit Committee reviews the consolidated financial statements, management’s discussion and analysis and the external auditors’ report; examines the fees and expenses for audit services; and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance. MNP LLP, the external auditors, have full and free access to the Audit Committee.

“Trent Mell”	“Marty Rendall”
President and Chief Executive Officer	Chief Financial Officer

March 28, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Electra Battery Materials Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Electra Battery Materials Corporation (the “Company") as at December 31, 2024 and 2023 and the related consolidated statements of loss and other comprehensive loss, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2024 and 2023, and the results of its consolidated operations and its consolidated cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the consolidated financial statements, the Company has suffered recurring losses and negative cash flows from operations which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in Note 4 to the consolidated financial statements, the Company has changed its method of accounting for the classification of convertible notes as current or non-current as of January 1, 2023 due to the adoption of amendments to IAS 1 – Non- current liabilities with covenants.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

MNP LLP

1 Adelaide Street East, Suite 1900, Toronto ON, M5C 2V9	1.877.251.2922 T: 416.596.1711 F: 416.596.7894

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

Licensed Public Accountants

March 28, 2025

Toronto, Ontario

We have served as the Company’s auditor since 2023.

1 Adelaide Street East, Suite 1900, Toronto, Ontario, M5C 2V9

1.877.251.2922 T: 416.596.1711 F: 416.596.7894 MNP.ca

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

	December 31, 2024	December 31, 2023 (Restated Note 4)
ASSETS
Current Assets
Cash and cash equivalents	$3,717	$7,560
Restricted cash	-	888
Marketable securities (Note 8)	12	595
Prepaid expenses and deposits	672	468
Receivables (Note 5)	1,310	1,081
	5,711	10,592
Non-Current Assets
Exploration and evaluation assets (Note 7)	93,200	85,634
Property, plant and equipment (Note 6)	51,189	51,258
Capital long-term prepayments (Note 6)	139	-
Long-term restricted cash	1,208	1,208
Total Assets	$151,447	$148,692

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$3,579	$8,828
Accrued interest	2,799	5,730
Convertible notes payable (Note 11)	63,963	40,101
Warrants (Note 11)	1,582	1,421
US warrants (Note 14 (c))	-	7
Lease liability (Note 12)	50	43
	71,973	56,130
Non-Current Liabilities
Government loan payable (Note 10)	7,824	4,299
Government grants (Note 10)	3,124	849
Royalty (Note 11)	1,283	858
Lease liability (Note 12)	83	132
Asset retirement obligations (Note 9)	2,842	3,126
Total Liabilities	$87,129	$65,394
Shareholders’ Equity
Common shares (Note 13)	307,723	304,721
Reserve (Note 14)	26,848	25,579
Accumulated other comprehensive loss	4,639	(1,557)
Deficit	(274,892)	(245,445)
Total Shareholders’ Equity	$64,318	$83,298
Total Liabilities and Shareholders’ Equity	$151,447	$148,692

Going Concern (Note 1)

Commitments and Contingencies (Note 21)

Subsequent events (Note 24)

Approved on behalf of the Board of Directors and authorized for issue on March 28, 2025

Susan Uthayakumar, Director	Trent Mell, Director

See accompanying notes to consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

	For the years ended December 31,
	2024	2023
Operating expenses
General and administrative	$2,902	$2,395
Consulting and professional fees	3,782	4,659
Exploration and evaluation expenditures	442	700
Investor relations and marketing	811	633
Salaries and benefits	4,318	3,775
Share-based payments (Note 14)	1,739	1,821
Operating loss before noted items below:	13,994	13,983
Other
Unrealized gain (loss) on marketable securities (Note 8)	41	(253)
(Loss) gain on financial derivative liability – Convertible Notes (Note 11)	(4,493)	6,683
Changes in fair value of US Warrant (Note 14 (c))	7	1,243
Other non-operating loss (Note 16)	(11,008)	(6,472)
Impairment (Note 6)	-	(51,884)
Net loss	$(29,447)	$(64,666)

Other comprehensive income (loss):
Fair value adjustment of 2028 Notes due to credit risk	(1,342)	-
Foreign currency translation gain (loss)	7,538	(2,082)

Net loss and other comprehensive loss	$(23,251)	$(66,748)
Basic and diluted loss per share (Note 17)	$(2.07)	$(5.96)
Weighted average number of common shares outstanding - Basic and diluted (Note 17)	14,256,263	10,857,737

See accompanying notes to consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

	Common Shares
	Number of shares (1)	Amount	Reserves	Accumulated Other Comprehensive Income (Loss)	Deficit	Total
Balance – January 1, 2024	13,962,832	$304,721	$25,579	$(1,557)	$(245,445)	$83,298
Other comprehensive earnings for the period, net of taxes	-	-	-	6,196	-	6,196
Net loss for the period	-	-	-	-	(29,447)	(29,447)
Share-based payment expense	-	-	1,739	-	-	1,739
Directors’ fees paid in deferred share units	-	-	29	-	-	29
Proceeds from issuance of shares, net of transaction costs (Note 11)	443,225	1,221	-	-	-	1,221
Warrants issued in connection with 2027 Notes, net of transaction costs (Note 11)	-	-	605	-	-	605
Performance based incentive payment (Note 13)	41,314	134	-	-	-	134
Exercise of restricted and performance share units (Note 13)	151,066	1,104	(1,104)	-	-	-
Settlement of interest on 2028 Notes (Notes 11 and 13)	210,760	543	-	-	-	543
Balance – December 31, 2024	14,809,197	$307,723	$26,848	$4,639	$(274,892)	$64,318

Balance – January 1, 2023	8,796,494	$288,871	$17,892	$525	$(180,779)	$126,509
Other comprehensive loss for the period, net of taxes	-	-	-	(2,082)	-	(2,082)
Net loss for the period	-	-	-	-	(64,666)	(64,666)
Share-based payment expense	-	-	1,226	-	-	1,226
Directors’ fees paid in deferred share units	-	-	595	-	-	595
Exercise of warrants, options, deferred share units, performance share units and restricted share units	763	17	(17)	-	-	-
Proceeds from issuance of shares, net of transaction costs	4,886,364	14,077	5,883	-	-	19,960
Settlement transaction costs on 2028 Notes	19,375	240	-	-	-	240
Convertible notes conversion	92,136	998	-	-	-	998
Settlement of interest on 2028 Notes (Note 11)	165,200	795	-	-	-	795
2022 Private Placement transaction costs	-	(284)	-	-	-	(284)
Settlement of easement	2,500	7	-	-	-	7
Balance – December 31, 2023	13,962,832	$304,721	$25,579	$(1,557)	$(245,445)	$83,298

(1)	Reflects the Company’s consolidation of common shares, see Note 13(a) for details.

See accompanying notes to consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

	Year ended December 31, 2024	Year ended December 31, 2023
Operating activities
Net loss	$(29,447)	$(64,666)
Adjustments for items not affecting cash:
Share-based payments	1,768	1,226
Change in fair value of marketable securities	(41)	253
Realized gain on marketable securities	(306)	(90)
Depreciation (Note 6)	65	56
Accretion (Notes 9, 10 and 11)	1,008	-
Changes in fair value of convertible 2028 Notes and 2027 Notes (Note 11)	4,356	-
Interest expense on convertible 2028 Notes and 2027 Notes (Note 11)	6,731	4,805
Changes in fair value of convertible 2026 Notes	-	5,076
Loss on extinguishment of 2026 Notes and recognition of 2028 Notes (Note 11)	-	18,727
Change in fair value of warrants related to 2028 Notes (Note 11)	137	(30,758)
Settlement of transaction costs on 2028 Notes (Note 11)	-	(240)
Impairment charge	-	51,884
Directors’ fees paid in DSUs	-	595
Fair value gain on warrants (US Warrants)	(7)	(1,243)
Performance based incentive payment	134	-
Unrealized loss on foreign exchange	4,272	696
Other	-	15
	$(11,330)	$(13,664)
Changes in working capital:
Decrease in receivables	(229)	1,848
Increase in prepaid expenses and other assets	(204)	247
(Decrease) increase in accounts payable and accrued liabilities	(5,249)	(11,477)
Cash used in operation activities	$(17,012)	$(23,046)

Investing activities
Payment (transfer) to / from restricted cash	888	(1,158)
Proceeds from sale of marketable securities (Note 8)	930	816
Incurring of exploration and evaluation expenditures	(36)	-
Additions to property, plant and equipment (Note 6)	(519)	(13,705)
Cash provided in investing activities	$1,263	$(14,047)

Financing activities
Proceeds from issuance of shares, net transaction cost of $180 (2023 - $1,582)	1,221	19,960
Transaction costs private placement 2022	-	(284)
Proceeds from government loans, net of repayments of $45 (2023 - $Nil) (Note 10)	5,222	250
Payment of lease liability, net of interest	(42)	(43)
Proceeds from 2028 Notes (Note 11)	-	68,049
Proceeds from 2027 Notes, net of transaction costs of $722 (Note 11)	5,498	-
Repayment of 2026 Notes (Note 11)	-	(48,036)
Settlement of transaction costs on 2028 Notes (Note 11)	-	(2,100)
Exercise of Convertible Notes	-	397
Interest settlement of 2026 Notes (Note 11)	-	(1,656)
Cash provided by financing activities	$11,899	$36,537
Change in cash during the period	(3,850)	(556)
Effect of exchange rates	7	164
Cash, beginning of the period	7,560	7,952
Cash, end of period	$3,717	$7,560

See accompanying notes to consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

1.	Significant Nature of Operations

Electra Battery Materials Corporation (the “Company”, “Electra”) was incorporated on July 13, 2011 under the Business Corporations Act of British Columbia (the “Act”). On September 4, 2018, the Company filed a Certificate of Continuance into Canada and adopted Articles of Continuance as a Federal Company under the Canada Business Corporations Act (the “CBCA”). On December 6, 2021, the Company changed its corporate name from First Cobalt Corp. to Electra Battery Materials Corporation. The Company is in the business of producing battery materials for the electric vehicle supply chain. The Company is focused on building a supply of cobalt, nickel and recycled battery materials.

Electra is a public company which is listed on the Toronto Venture Stock Exchange (“TSXV”) (under the symbol ELBM). On April 27, 2022, the Company began trading on the NASDAQ (under the symbol ELBM). The Company’s registered office is Suite 2400, Bay-Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6 and the corporate head office is located at 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

On December 31, 2024, the Company completed a share consolidation on the basis of one new post-consolidation common share for every four (4) pre-consolidation common shares. All prior share capital information has been presented based on this ratio.

The Company is focused on building a North American integrated battery materials facility for the electric vehicle supply chain. The Company is in the process of constructing its expanded hydrometallurgical cobalt refinery (the “Refinery”), assessing the various optimizations and modular growth scenarios for a recycled battery material (known as black mass) program, and exploring and developing its mineral properties.

Going Concern Basis of Accounting

The accompanying audited consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future, and, as such, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

The Company has recurring net operating losses and negative cash flows from operations. As of December 31, 2024 and December 31, 2023, the Company had an accumulated deficit of $274,892 and $245,445, respectively. The Company’s recurring losses from operations and negative cash flows raise substantial doubt about the Company’s ability to continue as a going concern. The global economy, including the financial and credit markets, have experienced extreme volatility and disruptions, including fluctuating inflation rates and interest rates, foreign currency impacts, declines in consumer confidence, and declines in economic growth. Additionally, the Company suspended construction of the Refinery in 2023 due to lack of sufficient funding in the wake of supply chain disruptions. All these factors point to uncertainty about economic stability, and the severity and duration of these conditions on our business cannot be predicted, and the Company cannot assure that it will remain in compliance with the financial covenants contained within its credit facilities.  Management monitors recent developments in relation to global tariffs and does not anticipate any material impacts on the financial position of the Company.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

In order to continue its operations, the Company must achieve profitable operations and/or obtain additional equity or debt financing. Until the Company achieves profitability, management plans to fund its operations and capital expenditures with cash on hand, borrowings, and issuance of capital stock. Until the Company generates revenue at a level to support its cost structure, the Company expects to continue to incur significant operating losses and net cash outflows from operating activities.

The Company is actively pursuing various alternatives including government grants and loans, strategic partnerships, equity and debt financing to increase its liquidity and capital resources. During 2024, a government loan from Federal Economic Development Agency for Northern Ontario (“FedNor’) was received in the amount of $5,267.

On August 19, 2024, the Company was awarded US$20,000 in funding by the U.S. Department of Defense (“DoD”) for the construction of the Refinery funded on a reimbursement basis. The award was made pursuant to Title III of the Defense Production Act (DPA) to expand domestic production capability. On November 25, 2024, the Company completed a private placement of US$1,000 as detailed in Note 13. On November 27, 2024, the Company issued secured convertible notes in the principal amount of US$4,000 as detailed in Note 11. Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future. These audited consolidated financial statements do not include the adjustments to the amounts and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

2.	Material Accounting Policies and Basis of Preparation

Basis of Presentation and Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standard Board.

These financial statements have been prepared on a historical cost basis, except for certain financial instruments, which are classified as fair value through profit or loss (“FVTPL”). All amounts on the consolidated financial statements are presented in thousands of Canadian dollars, except share and per share amounts, and otherwise noted.

Certain comparative amounts have been restated to conform with current accounting presentation.

Functional Currency

The functional currency of the Company and its controlled entities are measured using the principal currency of the primary economic environment in which each entity operates. The functional currency of the Company and its subsidiaries is Canadian dollars, except for Australia entities which have a functional currency of Australian Dollars and United States entities which have a functional currency of US Dollars.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are retranslated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Foreign exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for:

•	Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the costs of assets as they are regarded as an adjustment to interest costs on those currency borrowings.
•	Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation are recognized in other comprehensive income or loss.

The assets and liabilities of entities with a functional currency that differs from the presentation currency are translated to the presentation currency as follows:

•	Assets and liabilities are translated at the closing rate at the end of the financial reporting period;
•	Income, expenses, and cash flows are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case, income and expenses are translated at the rate on the dates of the transactions);
•	Equity transactions are translated using the exchange rate at the date of the transaction; and
•	All resulting exchange differences are recognized as a separate component of equity as accumulated other comprehensive income or loss.

During 2023, the Company considered primary and secondary indicators in determining functional currency including the currency in which funds from financing activities were generated, the Company re-evaluated the functional currency of its US subsidiaries and determined that a change in their functional currency from Canadian dollars to US Dollars was appropriate. Accordingly, the Company recorded a translation adjustment in 2023, to reflect the impact of translating the Company’s US Dollar assets and liabilities into Canadian Dollars (the presentation currency) at the opening spot rate for the year. The change in functional currency for these subsidiaries has been applied prospectively.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its controlled entities. Control is achieved when the Company has the power to govern the financial operating policies of an entity to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The following subsidiaries have been consolidated for all dates presented within these financial statements:

Subsidiary	Ownership	Location	Status
Cobalt Projects International Corp.	100%	Canada	Inactive
Cobalt Industries of Canada Corp.	100%	Canada	Inactive
Cobalt One Limited	100%	Australia	Active
Cobalt Camp Refinery Ltd.	100%	Canada	Active
Cobalt Camp Ontario Holdings Corp.	100%	Canada	Inactive
Ophiolite Consultants Pty Ltd.	100%	Australia	Inactive
Acacia Minerals Pty Ltd.	100%	Australia	Inactive
CobalTech Mining Inc.	100%	Canada	Inactive
US Cobalt Inc. (“USCO”)	100%	Canada	Active
1086360 BC Ltd.	100%	Canada	Active
Idaho Cobalt Company	100%	United States	Active
Scientific Metals (Delaware) Corp.	100%	United States	Inactive
Orion Resources NV	80%	United States	Inactive
Grafito La Barranca de Mexico S.A. de C.V.	100%	Mexico	Inactive
Grafito La Colorada de Mexico S.A. de C.V.	50%	Mexico	Inactive

All inter-company transactions, balances, income and expenses are eliminated in full upon consolidation.

Cash and Cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

Restricted cash

Restricted cash consists of escrow funds for settlement with vendors held by the Company’s legal counsel with term of less than one year. Long-term restricted cash relates to amounts on deposit as financial assurance for the refinery closure plan.

Marketable Securities

Marketable securities represent shares held in a publicly traded company. Marketable securities held by the Company are held for trading purposes and are classified as financial asset measured at FVTPL. At each reporting date, the Company marks-to-market the value of the marketable securities based on quoted market prices; therefore, these financial assets are classified as Level 1 on the fair value hierarchy.

Any profit or loss arising from the sale of these securities, or the revaluation at reporting dates, is recorded to the consolidated statement of income (loss) and other comprehensive income (loss). As the marketable securities are held for trading purposes and not as part of a strategic investment, they are expected to be liquidated within a twelve-month period and are classified as a current asset on the statement of financial position.

Financial instruments

Cash and cash equivalents, restricted cash, receivables, accounts payable and accrued liabilities, and debt securities issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The Company recognizes all financial assets initially at fair value and classifies them into one of the following measurement categories: FVTPL, fair value through other comprehensive income or amortized cost, as appropriate.

Financial liabilities are initially recognized at fair value and classified as either FVTPL or amortized cost, as appropriate.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial asset has been impaired.

The Company had made the following classification of its financial instruments:

Financial assets or liabilities, accrued interest and lease liability	Measurement Category
Cash and cash equivalents	Amortized Cost
Restricted cash	Amortized Cost
Receivables	Amortized Cost
Marketable securities	FVTPL
Account payable and accrued liabilities	Amortized Cost
Convertible notes payable	FVTPL
Government loan payable	Amortized Cost
Warrants	FVTPL
Royalty	Amortized Cost

Financial instruments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

Level 3 – Inputs that are not based on observable market data.

Exploration and Evaluation Assets

The acquisition costs of mineral property interests have been capitalized as exploration and evaluation assets within the Company’s financial statements. Subsequent exploration and evaluation costs are expensed until the property to which they relate has demonstrated technical feasibility and commercial viability, after which costs are capitalized.

The acquisition costs include the cash consideration paid and the fair market value of any shares issued for mineral property interests being acquired or optioned pursuant to the terms of relevant agreements. When a partial sale of a mineral property occurs, if control is lost the asset is derecognized and there is a resultant gain or loss recorded to profit and loss in the period the transaction takes place. When all of the interest in a property is sold, subject only to any retained royalty interests which may exist, the accumulated property costs are derecognized, with any gain or loss included in profit or loss in the period the transaction takes place.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Management reviews its mineral property interests at each reporting period for indicators of impairment taking into consideration whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and management’s assessment of likely proceeds from the disposition of the property. If a property’s carrying value exceeds its recoverable amount through either not being recoverable, being abandoned, or considered to have no future economic potential, the acquisition and deferred exploration and evaluation costs are written down to their recoverable amount.

Should a project be put into production, the costs of acquisition will be amortized using the units-of-production method over the life of the project based on estimated economic reserves.

Property, Plant and Equipment

Plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and borrowing costs related to the acquisition or construction of the qualifying assets.

Depreciation of plant and equipment commences when the asset is in the condition and location necessary for it to operate in the manner intended by management. Plant and equipment assets are depreciated using the straight-line method over the estimated useful life of the asset. Where an item of plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of plant and equipment. Depreciation is recognized in the consolidated statement of loss and comprehensive loss upon commercial production having been achieved.

At the date of this consolidated financial statements no plant and equipment assets are in use. The Company will assess the useful lives of the assets once they are put into use.

Development costs associated with bringing the Company’s Refinery to the location and condition necessary for it to be capable of operating in its intended manner are capitalized as property, plant and equipment costs.

Capital Long-Term Prepayments

For major equipment items where milestone payments are made during the manufacturing process, these costs are initially recorded as capital long-term prepayments. Once the piece of equipment is delivered to the Refinery site, the associated cost is then reclassified to property, plant and equipment costs.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. For such contracts, the Company recognizes a right-of-use (“ROU”) asset and a lease liability at the lease commencement date.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The ROU asset is initially measured at cost, which comprises of initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and any estimated costs to dismantle or restore the underlying asset, less any lease incentives received. ROU asset is subsequently depreciated using straight-line method over the lease term, or useful life of the underlying asset if a purchase option is expected to be exercised. ROU asset is presented as part of property, plant and equipment.

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date and subsequently measured at amortized cost using the effective interest rate method.

Lease payments for short-term leases with a term of 12 months or less, leases of low-value assets, as well as leases with variable lease payments are recognized as an expense over the term of such leases.

Borrowing Costs

Borrowing costs are expensed as incurred except where they relate to the financing of construction or development of qualifying assets in which case they are capitalized as property, plant and equipment up to the date when the qualifying asset is ready for its intended use.

Majority of the proceeds from the convertible notes and the government grant are being utilized for the construction and expansion of the Refinery, which given its construction timeline of over a year, is a qualifying asset under IAS 23 Borrowing Costs. Construction of the Refinery has not resumed during 2024 and no borrowing have been capitalized during the year ended December 31, 2024.

Impairment

(i) Financial assets

For financial assets measured at amortized cost, the impairment model under IFRS 9, Financial Instruments (“IFRS 9”), reflects expected credit losses. The Company recognizes loss allowances for expected credit losses and changes in those expected credit losses. At each reporting date, financial assets carried at amortized cost are assessed to determine whether they are credit impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. The gross carrying amount of a financial asset is written off to the extent that there is no realistic prospect of recovery.

(ii) Non-financial assets

Non-financial assets are evaluated at each reporting period by management for indicators that carrying value is impaired and may not be recoverable. When indicators of impairment are present the recoverable amount of an asset is evaluated at the CGU level, the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in profit or loss to the extent that the carrying amount exceeds the recoverable amount.

Previously recognized impairment losses are evaluated at each reporting period for indication that an impairment loss recognized in prior periods for an asset may no longer exist or may have decreased. If such indication exists, the Company estimates the recoverable amount of that asset, and an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on the fair value of goods or services received.

Warrants classified as equity

Warrants classified as equity are recorded at fair value as of the date of issuance on the Company’s consolidated balance sheets and no further adjustments to their valuation are made.

Warrants classified as liabilities

Warrants classified as derivative liabilities and other derivative financial instruments require separate accounting as liabilities are recorded on the Company’s consolidated balance sheets at their fair value on the date of issuance and will be revalued on each subsequent balance sheet date until such instruments are exercised or expire, with any changes in the fair value between reporting periods recorded as other income or expense. Management estimates the fair value of these liabilities using option pricing models and assumptions that are based on the individual characteristics of the warrants or instruments on the valuation date, as well as assumptions for expected volatility, expected life, yield, and risk-free interest rate.

Share-based payment transactions

The Company has a long-term incentive plan that provides for the granting of options, deferred share units (“DSUs”), restricted share units (“RSUs”) and performance share units (“PSUs”) to officers, directors, consultants and related company employees to acquire shares of the Company.

(i) Stock options

The fair value of the options is measured on grant date and is recognized as an expense with a corresponding increase in reserves as the options vest. Options granted to employees and others providing similar services are measured on grant date at the fair value of the instruments issued. Fair value is determined using the Black-Scholes option pricing model considering the terms and conditions upon which the options were granted. The amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest. Each tranche in an award with graded vesting is considered a separate grant with a different vesting date. Each grant is accounted for on that basis.

Options granted to non-employees are measured at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which case the fair value of the equity instruments issued is used. The value of the goods or services is recorded at the earlier of the vesting date, or the date the goods or services are received. On vesting, share-based payments are recorded as an operating expense and as reserves. When options are exercised, the consideration received is recorded as share capital. The related share-based payments originally recorded as reserves remain in reserves on either exercise or expiry of the underlying options.

(ii) Deferred, restricted and performance share units

DSUs, RSUs and PSUs are classified as equity settled share-based payments and are measured at fair value on the grant date. The expense for DSUs, RSUs and PSUs, to be redeemed in shares, is recognized over the vesting period, or using management’s best estimate when contractual provisions restrict vesting until completion of certain performance conditions, with a charge as an expense and a corresponding increase in reserves as the instrument vests. Upon exercise of any DSUs, RSUs, and PSUs, the grant date fair value of the instrument is transferred to share capital.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Environmental rehabilitation

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. The estimated costs arising from the future decommissioning of plant and other site preparation work, discounted to their net present value where material, are determined, and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises. Discount rates, using a pretax rate that reflect the time value of money and risks specific to the liability, are used to calculate the net present value. Costs are charged against profit or loss over the economic life of the related asset, through amortization of the asset retirement obligation using either the unit-of-production or the straight-line method. The related liability is adjusted at each period end with changes related to the unwinding of the discount rate accounted for in profit or loss and changes related to the current market-based discount rate or the amount or timing of the underlying cash flows needed to settle the obligation accounted for as an adjustment to the related rehabilitation asset.

Income taxes

Income tax expense is comprised of current and deferred taxes. Current tax and deferred tax are recognized in profit or loss, except to the extent that they relate to items recognized directly in equity or equity investments.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority for the same taxable entity. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related income tax benefit will be realized.

Income / Loss per share

The Company presents basic and diluted income/loss per share (“LPS”) data for its common shares. Basic LPS is calculated by dividing the income/loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted LPS is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held and for the effects of all dilutive potential common shares related to outstanding stock options and warrants issued by the Company. In a period of losses, the warrants, options and non-vested RSUs, PSUs and DSUs are excluded for the determination of dilutive net loss per share because their effect is anti-dilutive.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Operating Segments

The Company’s Chief Operating Decision Maker reviews operating results and assesses performance for the Refinery and Exploration and Evaluation activities on a separate basis, and therefore, the Refinery and Exploration and Evaluation assets both meet the definition of a segment. Upon the decision to move into the full development stage of the Refinery, this business unit is likely to earn revenue and incur expenses that are separate and discrete from the rest of the Company. The Company’s operating segments are as follows:

•	Refinery
•	Exploration and Evaluation
•	Corporate and Other

Related Party Transactions

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities and include directors and key management of the Company and its parent. A transaction is a related party transaction when there is a transfer of resources, services or obligations between related parties.

Government Loans

The Company received funding from the Federal Government of Canada in the form of non-interest-bearing loans. The Company records the present value of these loans, assuming a market rate of interest, as a liability in accordance with IFRS 9 Financial Instruments. The difference between the funding received and the present value of the loan is the benefit provided by the below market interest rate and is recorded as government grant liability. This is amortized to income over the life of the Refinery asset to which the funding related to.

The funding from the Federal Government of Canada is received as a proportion of construction costs incurred.

Government Grant / Award

Governmental grants are accounted for in accordance with IAS 20, Accounting for Governmental Grants. Governmental Grants are recognised when they are received or receivable and when there is reasonable assurance that the Company will comply with any conditions attached to the grant.

The Company received funding from the Ontario Government and US Department of Defense in the form of a non-repayable grant. Government grants will be recognized in profit or loss on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate. Government grants related to assets shall be presented in the statement of financial position either by setting up the grant as deferred income or by deducting the grant in arriving at the carrying amount of the asset. The Company records government grants by reducing the carrying amount of the asset.

Convertible notes payable

Convertible notes payable are financial instruments which contain a separate financial liability and equity instrument. These financial instruments are accounted for separately dependent on the nature of their components. The identification of such components embedded within a convertible notes payable requires significant judgement given that it is based on the interpretation of the substance of the contractual arrangement. The convertible notes are considered to contain embedded derivatives. The embedded derivatives were measured at fair value upon initial recognition and separated from the debt component of the notes. The debt component of the notes is measured at residual value upon initial recognition. Subsequent to initial recognition, the embedded derivative components are re-measured at fair value at each reporting date while the debt components are accreted to the face value of the note using the effective interest rate through periodic charges to finance expense over the term of the note. The Company elected to measure the convertible notes payable at fair value as a whole instrument (“FVO”), therefore the convertible notes payable are measured at FVTPL at their entirety.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

3.	Significant Accounting Judgments and Estimates

The preparation of the Company’s financial statements in conformity with IFRS® Accounting Standards as issued by the International Accounting Standard Board requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ significantly from these estimates.

Judgments and estimates that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

•	Refinery Asset

The net carrying value of the Refinery asset is reviewed regularly for conditions that suggest potential indications of impairment. The review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the technological, market, economic or legal environment in which the entity operates; and internal indicators that the economic performance of the asset will be worse than expected.

•	Exploration and Evaluation Assets

The net carrying value of each mineral property is reviewed regularly for conditions that suggest potential indications of impairment. This review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and management’s assessment of likely proceeds from the disposition of the property.

•	Financial Derivative Liability

The Financial Derivative Liability values relating to convertible note and US dollar denominated warrants involve significant estimation. The fair value of the financial derivative liability was determined at inception and is reviewed and adjusted on a quarterly basis or when conversions take place. Factors considered in the fair value of the financial derivative liability are risk free rate, the Company’s share price, equity volatility, and credit spread.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

•	Environmental Rehabilitation

Management’s determination of the Company’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. Significant estimations must be made when determining such reclamation and closure activities and measures required or potentially required.

4.	New Accounting Standards Issued

Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period. The Company adopted amendments to IAS 1 – Non-current liabilities with covenants, and determined a reclassification of the convertible notes from long-term to current liabilities during the current period. The amendments clarify certain requirements for determining whether a liability should be classified as current or non-current and require new disclosures for non-current liabilities that are subject to covenants within 12 months after the reporting period. This resulted in a change in the accounting policy for classification of liabilities that can be settled in the Company’s own shares (e.g. convertible notes issued by the Company). Previously, the Company excluded all counterparty conversion options when classifying the related liabilities as current or non-current. Under the revised policy, when a liability includes a counterparty conversion option that may be settled by a transfer of a Company’s own shares, the Company takes into account the conversion option in classifying the host liability as current or non-current except when it is classified as a equity component of a compound instrument. The Company’s other liabilities were not impacted by the amendments.

The Company has presented convertible notes payable as current liabilities in these consolidated financial statements in accordance with the amendments. Since the amendments are applicable retrospectively for annual reporting periods beginning on or after January 1, 2024, the Company has restated the comparative figures. The amendments to IAS 1 did not have any impact on the consolidated statement of financial position as at January 1, 2023. The following table outlines the impact of the restatements as at December 31, 2023:

	December 31, 2023
	As reported	Restatement	Restated
Current liabilities	$15,986	$40,144	$56,130
Non-current liabilities	49,408	(40,144)	9,264

IFRS 18 Presentation and Disclosure in Financial Statements was issued by the IASB in April 2024, with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027. The Company is currently assessing the impact of IFRS 18 on its consolidated financial statements. No standards have been early adopted in the current period.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

5.	Receivables

	December 31, 2024	December 31, 2023
GST receivables	$494	$1,071
Grant receivables	570	-
Other	246	10
	$1,310	$1,081

Grant receivables consist of $432 submitted to the Natural Resources Canada (“NRCan”) of which $101 have been reimbursed as at December 31, 2024. In addition, $362 have been submitted to the U.S. Department of Defense (“DoD”) of which $123 have been reimbursed. These reimbursements have been offset to property, plant and equipment and profit of loss for the year ended December 31, 2024.

6.	Property, Plant and Equipment and Capital Long-Term Prepayments

Cost	Property, Plant and Equipment	Construction in Progress	Right-of-use Assets	Total
January 1, 2023	$5,989	$76,048	$301	$82,338
Additions during the year	-	16,942	-	16,942
Transfers from capital long-term prepayments	-	3,968	-	3,968
Impairment	-	(51,884)	-	(51,884)
Balance December 31, 2023	$5,989	$45,074	$301	$51,364
Reclassification	1,334	(1,334)	-	-
Additions during the period	133	386	-	519
Transfers to capital long-term prepayments	-	(139)	-	(139)
Asset retirement obligation - Change in estimate	(384)	-	-	(384)
Balance December 31, 2024	$7,072	$43,987	$301	$51,360
Accumulated Depreciation
January 1, 2023	$10	$-	$40	$50
Change for the year	-	-	56	56
Balance December 31, 2023	$10	$-	$96	$106
Change for the period	-	-	65	65
Balance December 31, 2024	$10	$-	$161	$171

Net Book Value
Balance December 31, 2023	$5,979	$45,074	$205	$51,258
Balance December 31, 2024	$7,062	$43,987	$140	$51,189

Majority of the Company’s property, plant, and equipment assets relate to the Refinery located near Temiskaming Shores, Ontario, Canada. The carrying value of property, plant, and equipment and construction in progress is $51,059 (December 31, 2023 - $51,063), all of which is pledged as security for the 2028 Notes and 2027 Notes (Note 11).

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

During the year ended December 31, 2023, an impairment charge was recognized on the Refinery in Ontario. The impairment loss of $49,743 was determined based on the recoverable amount of the Refinery cash generating unit (“CGU”) that was based on value in use, assuming that commercial production will commence in 2026, applying a discount rate of 20% and a terminal multiple of 4.75. The recoverable amount of the Refinery CGU was determined as $44,899. In addition, costs of $2,141 related to the black mass program were included in the impairment charge.

During the year ended December 31, 2024, the Company performed their annual impairment assessment and determined based on third party appraisal, the fair value less costs of disposal was determined to be higher than the carrying value of the Refinery CGU, resulting in no impairment charge.

Capitalized development costs for the year ended December 31, 2024 totaled $Nil (for the year ended December 31, 2023 - $16,942) of which capitalized borrowing costs were $Nil (December 31, 2023 - $2,781). Capital long-term prepayments of $139 (December 31, 3023 - $Nil) relate to payments for long-term capital contracts made for Refinery equipment that have not yet been received by the Company as at December 31, 2024. No depreciation has been recorded for the Refinery in the current year (December 31, 2023 - $Nil) as the asset is not yet in service.

7.	Exploration and Evaluation Assets

	Balance January 1, 2023	Foreign Exchange	Balance December 31, 2023	Foreign Exchange	Acquisition cost	Balance December 31, 2024
Idaho, USA	$87,693	$(2,059)	$85,634	$7,530	$36	$93,200

All of the Iron Creek mineral properties are pledged as security for the Convertible Notes issued on February 13, 2023 and November 27, 2024 (Note 11). Upon successful commissioning of the Refinery, the Iron Creek mineral properties will be released from the Convertible Notes security package.

Certain claims relating to the Iron Creek properties were acquired by the Company against earn-in and option agreements entered with the original owners of such claims. These agreements provide a working interest in the property to the Company, upon making certain milestone payments and/or incurring certain expenditures on the property.  The claims are also subject to future net smelter royalty (“NSR”) payments.

8.	Marketable Securities

Marketable securities represent Kuya Silver Corp (“Kuya”) shares held by the Company. The Kuya shares were acquired via the Kerr Assets sale on February 26, 2021 and January 31, 2023. The total value of marketable securities at December 31, 2024 was $12 (December 31, 2023 - $595). These shares were marked-to-market at December 31, 2024 resulting in a unrealized gain of $41 being recorded during the year ended December 31, 2024 (the year ended December 31, 2023 – unrealized losses $253). During the year ended December 31, 2024, the Company sold marketable securities for proceeds of $930 from sale of 2,332,000 shares (the year ended December 31, 2023 –$816 from sale of 1,719,500 shares) and realized gain of $306 (the year ended December 31, 2023 – gain of $90).

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

9.	Asset Retirement Obligations

As at December 31, 2024, the estimated cost of closure is $3,323. The Company maintains a surety bond for $3,450 as financial assurance based on the October 2021 closure plan.

The full estimated closure cost in the latest closure plan incorporated a number of new disturbances that have yet to take place, such as new roadways, new chemicals on site, and a new tailings area. The latest closure plan also included cost updates relating to remediating disturbances that existed at December 31, 2024. The following assumptions were used to calculate the asset retirement obligation:

•	Discounted cash flows of $2,842 (December 31, 2023 - $3,126)
•	Closure activities date of 2073 (December 31, 2023 – 2037)
•	Risk-free discount rate of 3.33% (December 31, 2023 – 3.98%)
•	Long-term inflation rate of 3.0% (December 31, 2023 – 3.0%)

The continuity of the asset retirement obligation at December 31, 2024 and December 31, 2023 is as follows:

	December 31, 2024	December 31, 2023
Balance at January 1,	$3,126	$1,790
Change in estimate from discounting	(562)	126
Accretion	100
Change in estimate of costs	178	1,210
Balance	$2,842	$3,126

10.	Long-Term Government Loan Payable, Grants and Awards

On November 24, 2020, the Company had entered into a contribution agreement with the Ministry of Economic Development and Official Languages as represented by the Federal Economic Development Agency for Northern Ontario (“FedNor”) for up to a maximum of $5,000 financing related to the recommissioning and expansion of the Refinery in Ontario. The contribution is in the form of debt bearing a 0% interest rate and funded in proportion to certain Refinery construction activities. The Company received approval for an additional $5,000 funding under the agreement on December 27, 2023, which was fully received during the year ended December 31, 2024.

Once construction is completed, the cumulative balance borrowed will be repaid in 19 equal quarterly instalments. The funding is provided pro rata with incurred Refinery construction costs, with all other conditions required for the funding having been met. The loan is discounted using a market rate between 7.0% and 17.1% with the resulting difference between the amortized cost and cash proceeds recognized as Government Grant. The FedNor loan requires completion of the construction on or before June 30, 2025. The Company is currently in negotiations to extend the commencement of payments based on the Company's latest estimated construction completion date.

On June 10, 2024, the Company received $5,000 in commitment funding on a reimbursement basis from Natural Resources Canada (“NRCan”) to support the development of its proprietary battery materials recycling technology.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

On August 19, 2024, the Company was awarded US$20,000 by the U.S. Department of Defense (“DoD”). The award was made pursuant to Title III of the Defense Production Act (“DPA”) to expand domestic production capability and is funded through the Additional Ukraine Supplemental Appropriations Act. Partial proceeds have been received in the fourth quarter of 2024 on a reimbursement basis for approved expenditures.

The following table sets out the balances of Government Loan and Government Grant received at December 31, 2024 and December 31, 2023:

	Government Loan	Government Grant	Total
Balance at January 1, 2023	$3,777	$1,121	$4,898
FedNor loan (Nickel Study) – February 2023	250	-	250
Accretion	272	(272)	-
Balance at December 31, 2023	$4,299	$849	$5,148
FedNor loan – February 2024	2,267	-	2,267
FedNor Loan – April 2024	2,000	-	2,000
FedNor Loan (Nickel Study) - Payment	(45)	-	(45)
FedNor Loan – August 2024	1,000	-	1,000
Allocation to government grant	(2,275)	2,275	-
Accretion	578	-	578
Balance at December 31, 2024	$7,824	$3,124	$10,948

11.	Convertible Note Arrangement

On February 13, 2023, the Company completed subscription agreements with certain institutional investors in the United States with respect to $68,049 (US$51,000) principal amount of 8.99% senior secured notes due February 2028 (“2028 Notes”). The initial conversion rate of the Notes is 100,804 common shares per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$9.92 per common share) subject to certain adjustments set forth in the 2028 Notes. The 2028 Notes are convertible at the discretion of the lenders. The 2028 Notes bear interest at 8.99% per annum, payable in cash or common shares semi-annually in arrears in February and August of each year and mature in February 2028. In the event the Company achieves a third-party green bond designation during the term of the note indenture, the interest rate on future cash interest payments shall be reduced to 8.75% per year.

The investors in the offering also received an aggregate of 2,699,014 warrants to purchase common shares (“2028 Warrants”) in the Company. The 2028 Warrants are exercisable for five years at an exercisable price US$9.92, subject to certain adjustments. Certain terms of the 2028 Warrants were amended in 2024 as discussed below.

Upon early conversion of the 2028 Notes, the Company will make an interest make whole payment equal to the lesser of the two years of interest payments or interest payable to maturity, which may be made in cash or shares at the Company’s discretion. The investors also received a royalty of: (i) 0.6% on “Operating Revenue” from the sale of all cobalt produced from the Refinery payable in the first twelve months following a defined threshold of commercial production, where Operating Revenue consists of revenue from the Refinery less certain permitted deductions; and (ii) 0.6% on all revenue from sales of cobalt generated from the Refinery in the second to fifth years following the commencement of commercial production. Royalty payments under the royalty agreements are subject to a cumulative cap of US$6,000.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The Company used a portion of the proceeds of the 2028 Notes offering to purchase all of the outstanding convertible notes consisting of $48,035(US$36,000) of existing 6.95% senior secured notes due December 2026 (“2026 Notes”) for cancellation at par, as well as to pay accrued and unpaid interest on the 2026 Notes through the closing date of the 2028 Notes offering for US$51,000 ($68,049). The net proceeds were $20,013, before interest payment of $1,656 and transaction costs of $2,340. As the terms of the 2028 Notes are substantially different from the 2026 Notes, the Company accounted for the 2026 Notes as an extinguishment of the original financial liability and recognized a new financial liability for the 2028 Notes. The extinguishment of 2026 Notes and recognition of 2028 Notes resulted in a loss of $18,727 as determined below.

	Convertible Notes Payable	Financial Derivative Liability	Total
Balance at January 1, 2023	$25,662	$6,674	$32,336
Effective interest	914	-	914
Foreign exchange loss	(22)	-	(22)
Loss on fair value derivative re-valuation	-	5,076	5,076
Less: Accrued interest	(356)	-	(356)
Balance at February 13, 2023	$26,198	$11,750	$37,948
Proceeds from 2028 Notes			20,013
Fair value used to settle 2026 Notes			57,961
Fair value of 2028 Notes			74,348
Loss before transaction costs			(16,387)
Transaction costs			(2,340)
Loss on extinguishment of 2026 Notes and recognition of 2028 Notes			$(18,727)

The 2028 Notes contain components of Convertible Notes, 2028 Warrants, and a Royalty. Based on the 2028 Notes agreements, these components are separately exercisable hence the Company has accounted for each as a freestanding financial instrument and initially recorded these components at fair value. They have been recorded as derivative liabilities until they are elected to conversion to common shares.

As at initial recognition on February 13, 2023, the convertible notes were fair valued using the finite difference valuation method with the following key assumptions:

•	Risk free rate at February of 13, 2023 of 3.96% based on the US dollar zero curve;
•	Equity volatility at February 13, 2023 of 56% based on an assessment of the Company’s historical volatility and the estimated maximum a third-party investor would be willing to pay for;
•	An Electra share price at February 13, 2023 of $8.92 reflecting the quoted market prices; and
•	A credit spread at February 13, 2023 of 28.9%.

In addition, subject to certain conditions, the noteholders have agreed to waive the requirement set out in the 2028 Notes for the Company to file a registration statement to provide for the resale of the common shares underlying the 2028 Notes and the common share purchase warrants issued on February 13, 2023.

In January 2024, the terms of the 2028 Warrants were amended and the exercise price of US$9.92 was re-priced to $4.00. On November 27, 2024, in conjunction with the issuance of the 2027 Notes discussed below, the exercise price was amended from $4.00 to $3.40.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

In addition, the 2028 Warrants now include a revised acceleration clause such that their term will be reduced to thirty-day in the event the closing price of the common shares on the TSXV exceeds $3.40 by twenty percent or more for ten consecutive trading dates, with the reduced term beginning seven calendar days after such 10 consecutive trading-day period. Upon the occurrence of an acceleration event, noteholders of the 2028 Warrants may exercise the 2028 Warrants on a cashless basis, based on the value of the 2028 Warrants at the time of exercise.

On March 21, 2024, the Company satisfied $543(US$401) of the interest through the issuance of 210,760 common shares to certain noteholders. The share issuance was approved by the TSXV.

The 2028 Notes are secured by a first priority security interest (subject to customary permitted liens) in substantially all of the Company’s assets, and the assets and/or equity of the secured guarantors. The 2028 Notes are subject to customary events of default and basic positive and negative covenants. The Company is required to maintain a minimum liquidity balance of US$2,000 under the terms of the 2028 Notes. The 2028 Notes are convertible at the discretion of the lenders and as such have been classified as a current liability.

On November 27, 2024, the Company has also issued additional 2028 Notes to the noteholders, in the principal amount of $9,157(US$6,521), as payment-in-kind for all outstanding accrued interest owing on the 2028 Notes through to August 15, 2024. The additional 2028 Notes carry the same payment conversion terms as the balance of the 2028 Notes and were issued pursuant to a supplement to the indenture dated February 13, 2023, entered into among the Company and the 2028 Notes noteholders.

For the year ended December 31, 2024 and 2023, the 2028 Notes were fair valued using the finite difference valuation method with the following key assumptions:

•	Risk free rate at December 31, 2024 of 4.393% (December 31, 2023 – 3.85%) based on the US dollar zero curve;
•	Equity volatility at December 31, 2024 of 63% (December 31, 2023 – 62%) based on an assessment of the Company’s historical volatility and the estimated maximum a third-party investor would be willing to pay for;
•	An Electra share price at December 31, 2024 of US$1.807 (December 31, 2023 - US$1.460) reflecting the quoted market prices; and
•	A credit spread at December 31, 2024 of 26.3% (December 31, 2023 – 27.8%).

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The following table sets out the details of the Company’s related the 2028 Notes as of December 31, 2024 and December 31, 2023:

	Convertible Notes Payable	Warrants	Royalty	Total
Balance at January 1, 2023	$-	$-	$-	$-
Initial recognition at fair value	60,108	13,519	721	74,348
Balance at February 13, 2023	60,108	13,519	721	74,348
Portion de-recognized due to conversions	(840)	-	-	(840)
Revaluation to fair value	(18,685)	(12,073)	-	(30,758)
Foreign exchange gain	(482)	(25)	(9)	(516)
Accretion	-	-	146	146
Balance at December 31, 2023	$40,101	$1,421	$858	$42,380
Revaluation to fair value	3,139	137	-	3,276
Capitalized interest	9,157	-	-	9,157
Revaluation to fair value due to own credit risk	1,342	-	-	1,342
Foreign exchange loss	3,947	24	95	4,066
Accretion	-	-	330	330
Balance at December 31, 2024	$57,686	$1,582	$1,283	$60,551

The unpaid interest as at December 31, 2024 is $2,799 (December 31, 2023 - $5,730).

On November 27, 2024, the Company closed a financing transaction (the “2027 Notes”) with the holders of the 2028 Notes for gross proceeds of $5,615 (US$4,000). In connection with closing, 460,405 common shares were issued for gross proceeds of $1,401 at US$2.172 per share. The 2027 Notes were issued together with 1,136,364 detachable common share purchase warrants (“2027 Warrants”) entitling the noteholders to acquire equivalent number of common shares at a price of $4.00 per share until November 26, 2026. The 2027 Warrants were issued as replacement warrants for previously issued equity financing which took place on August 23, 2023 with an exercise price of $6.84. The same number of warrants were cancelled and re-issued as part of the 2027 Notes. 2027 Warrants met the fixed for fixed criteria and were classified as equity. The total proceeds were allocated between convertible notes and warrants using relative fair value on the issuance date. The fair value of warrants on issuance date was estimated using Black-Scholes Option Pricing Model approach with the following main inputs: a risk-free rate of 3.20% per year, an expected life of 2 years, expected volatility based on historical prices in the range of 70.00%, no expected dividends and a share price range of $2.72.

As at initial recognition on November 27, 2024, the convertible notes were fair valued using the finite difference valuation method with the following key assumptions:

•	Risk free rate at November 27, 2024 of 4.268% based on the US dollar zero curve;
•	Equity volatility at November 27, 2024 of 63% based on an assessment of the Company’s historical volatility and the estimated maximum a third-party investor would be willing to pay for;
•	An Electra share price at November 27, 2024 of US$1.938 reflecting the quoted market prices; and
•	A credit spread at November 27, 2024 of 26.0%.

The transaction costs relating to the 2027 Notes and equity financing in the amount of $903 were allocated between 2027 Notes, 2027 Warrants and equity based on relative fair value on issuance date in the amount of $633, $89 and $180, respectively. The transaction costs for debt related to 2027 Notes were recorded in the consolidated statements of loss and other comprehensive loss in other non-operating loss. The transaction costs for the 2027 Warrants and equity were deducted from reserves and common shares, respectively in the consolidated statements of equity.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The 2027 Notes will rate pari passu to the 2028 Notes, will bear interest at a rate of 12.0% per annum, payable quarterly in cash, and will mature on November 12, 2027. The 2027 Notes are also guaranteed by substantially all of the Company’s subsidiaries and are secured on a first lien basis by substantially all of the assets of the Company and its subsidiaries. The initial conversion rate of the 2027 Notes is 240,211 common shares per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$2.4978 per common share) subject to certain adjustments set forth in the 2027 Notes. The conversion price is subject to adjustments on the provision of the subscription agreements. The Company is required to maintain a minimum liquidity balance of US$2,000 under the terms of the 2027 Notes.

In connection with closing the 2027 Notes, the noteholders of the 2028 Notes have waived certain existing events of default regarding the non-payment of interest under the 2027 Notes and the minimum required cash balance through until February 15, 2025, and have agreed that the previous failure to register the resale of the common shares issuable pursuant to the terms of the 2028 Notes and the 2028 Warrants will not constitute an event of default.

For the year ended December 31, 2024, the 2027 Notes were fair valued using the finite difference valuation method with the following key assumptions:

•	Risk free rate at December 31, 2024 of 4.39% based on the US dollar zero curve;
•	Equity volatility at December 31, 2024 of 63% based on an assessment of the Company’s historical volatility and the estimated maximum a third-party investor would be willing to pay for;
•	An Electra share price at December 31, 2024 of US$1.807 reflecting the quoted market prices; and
•	A credit spread at December 31, 2024 of 26.3%.

The following table sets out the details of the Company’s financial derivative liability related to convertible notes in the 2027 Notes as of December 31, 2024 and November 27, 2024 (inception of 2027 Notes):

Convertible Notes Payable
Balance at January 1, 2024	$-
Initial recognition at fair value	4,921
Revaluation to fair value	1,217
Foreign exchange loss	139
Balance at December 31, 2024	$6,277

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The following table sets out the details of the Company’s financial derivative liability related to convertible notes in the 2028 Notes and 2027 Notes as of December 31, 2024 and December 31, 2023:

	Convertible Notes Payable	Warrants	Royalty	Total
Balance at January 1, 2023	$-	$-	$-	$-
Initial recognition at fair value	60,108	13,519	721	74,348
Balance at February 13, 2023	60,108	13,519	721	74,348
Portion de-recognized due to conversions	(840)	-	-	(840)
Revaluation to fair value	(18,685)	(12,073)	-	(30,758)
Foreign exchange gain	(482)	(25)	(9)	(516)
Accretion	-	-	146	146
Balance at December 31, 2023	$40,101	$1,421	$858	$42,380
Initial recognition at fair value	4,921	-	-	4,921
Revaluation to fair value	4,356	137	-	4,493
Capitalized interest	9,157	-	-	9,157
Revaluation to fair value due to own credit risk	1,342	-	-	1,342
Foreign exchange loss	4,086	24	95	4,205
Accretion	-	-	330	330
Balance at December 31, 2024	$63,963	$1,582	$1,283	$66,828

For the year ended December 31, 2024, and 2023, the Company incurred the following finance costs relating to 2026 Notes, 2028 Notes and 2027 Notes.

	December 31, 2024	December 31, 2023
Gain (loss) on financial derivative liability – 2026 Notes	$-	$(5,076)
Loss on extinguishment of 2026 Notes and recognition of 2028 Notes	-	(18,727)
Fair value gain (loss) on convertible notes payable and warrants	(4,493)	30,758
Other loss		(272)
Balance at December 31	$(4,493)	$6,683

12.	Lease

The Company leases an office space, which runs for a period of 5 years from 2022 with an option to renew for an additional 5 years for fair market rent for comparable buildings.

Right-of-use assets

	December 31, 2024	December 31, 2023
Balance at January 1	$205	$261
Depreciation	(65)	(56)
Balance at December 31	$140	$205

Right-of-use assets related to leased office is presented as property, plant and equipment (see Note 6).

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Lease liabilities

	December 31, 2024	December 31, 2023
Balance at January 1	$175	$218
Lease interest	13	13
Lease repayment	(55)	(49)
Change in discount rate	-	(7)
Balance at December 31	$133	$175
Less – Current portion	(50)	(43)
Balance at December 31 – Long-term portion	$83	$132

The office lease also requires the Company to make additional payments for the Company’s proportionate share of operating costs including property taxes, utilities, and other operating expenses. These costs are variable and not included in the calculation of right-of-use asset or lease liability.

13.	Shareholder’s Equity

a)	Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value. As at December 31, 2024, the Company had 14,809,197 (December 31, 2023 – 13,962,832) common shares outstanding.

On December 31, 2024, the Company completed a share consolidation on the basis of one new post-consolidation common share for every 4 pre-consolidation common shares. All prior share capital information has been presented based on this ratio.

b)	Issued Share Capital

During the year ended December 31, 2024, the Company issued common shares as follows:

•	On February 27, 2024, the Company settled a total of $134 of earned performance-based incentive cash payments to certain non-officer employees by issuing a total of 41,314 common shares at a market price of $3.24 per share to these individuals. The expense was recorded in salaries and benefits.

•	On March 21, 2024, the Company issued an aggregate of 210,760 common shares at a market issue price of $2.5756 per common share in satisfaction of a portion of the interest payable to certain of the holders of US$51,000 principal amount of 8.99% senior secured convertible notes.

•	On November 27, 2024, the Company closed a financing transaction with the holders of the 2027 Notes for gross proceeds of US$5,000 and issued 443,225 common shares and 1,136,364 detachable common share purchase warrants, valued at $1,221 (net of transaction costs of $180 and $694 (net of transaction costs of $89), respectively (see Note 11).

•	During the year ended December 31, 2024, the Company issued 18,568 common shares for the exercise of deferred share units, 130,414 common shares for the exercise of restricted share units and 2,084 for the exercise of performance share units.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

During the year ended December 31, 2023, the Company issued common shares as follows:

•	The Company made an interest payment of $795 (US$591) to a convertible noteholder, which was settled by issuing 165,200 common shares at an average price of $4.81 (US$3.56). There were no significant transaction costs incurred in relation to this transaction.

•	$840 (US$626) of convertible notes were converted by noteholders which resulted in the Company issuing a total of 75,603 common shares. The Company also made interest make-whole payments to the noteholders upon conversion totaling $158 (US$135) which was settled by issuing 16,533 common shares. There were no significant transaction costs incurred in relation to the conversions.

•	The Company issued 19,375 common shares to the placement agent for 2028 Notes to settle $240 of transaction costs.

•	The Company issued 763 common shares for the exercise of restricted share units.

•	The Company issued 2,500 common shares (at issue price of $3.00) for an easement obtained on lands adjacent to the Company’s refinery facilities for the purpose of installing, operating and maintaining certain electrical works servicing water pumping facilities at the refinery.

•	On August 11, 2023, the Company completed a private placement for gross proceeds of $21,500 (net proceeds of $19,960), consisting of a brokered placement for $16,500 and a non-brokered placement for $5,000 (the “Offering”). Under the terms of the Offering, the Company issued 4,886,364 units, at a price of $4.40 per unit. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at a price of $6.96 at any time on or before August 11, 2025. As consideration for services under the brokered Offering, the Company paid to the agents a cash commission of $445 equivalent to 6% of gross proceed of brokered placement and issued to the agents 225,000 non-transferable broker warrants of the Company entitling the holder to acquire one common share at a price of $4.40 at any time on or before August 11, 2025. The broker warrants were measured based on the fair value of the warrants issued as the fair value of the consideration for the services cannot be estimated reliably.

14.	Share Based Payments

Long-term incentive plan

The Company adopted a long-term incentive plan on December 20, 2024 whereby it can grant stock options, restricted share units (“RSUs”), Deferred Share Units (“DSUs”), and Performance Share Units (“PSUs”) to directors, officers, employees, and consultants of the Company. The maximum number of shares that may be reserved for issuance under the incentive plan is limited to 1,825,000 shares.

During the year, the Company implemented an employee share purchase plan (“ESP”) to provide its employees an incentive to promote performance and growth potential over the long-term. The Company has reserved 250,000 common shares that can be issued under the ESP.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Stock options generally vest in equal tranches over three years. The grant date fair value is determined using the Black-Scholes Option Pricing Model and this value is recognized as an expense over the vesting period. DSUs vest in one year but cannot be exercised until the holder ceases to be a Director or Officer of Electra. DSUs are valued based on the market price of the Company’s common shares on the grant date. PSUs generally vest over an 18 – 24 months if certain performance metrics have been achieved. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period. RSUs generally vest over a 12 – 36 months. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period.

a)	Stock Options

During the year ended December 31, 2024:

•	On January 15, 2024, the Company granted 25,000 stock options at an exercise price of $2.00 that will vest in three equal tranches on the first, second and third anniversaries of the grant date over a four year period. The fair value of the options at the date of the grant was $29 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 4.15% per year, an expected life of 3 years, expected volatility based on historical prices in the range of 86.97%, no expected dividends and a share price of $2.00.

•	On February 12, 2024, the Company granted 753,923 incentive stock options and 26,235 restricted share units (RSUs) to certain directors, officers, employees and contractors of the Company. The RSUs will vest on the first anniversary of the grant date and will be settled in cash or common shares at the discretion of the Company. The stock options are exercisable for four years at $3.24 and will vest in two equal tranches, on the first and second anniversary of the grant date. The fair value of the options at the date of the grant was $1,377 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 4.15% per year, an expected life of 3 years, expected volatility based on historical prices in the range of 84.64%, no expected dividends and a share price of $3.24.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

•	On August 28, 2024, the Company granted 250,000 incentive stock options to consultants for services to be rendered. The stock options are exercisable for three years at $3.28 and will vest in four equal quarterly tranches, on the first, second, third and fourth quarterly anniversaries of the grant date. The fair value of the options at the date of the grant was $418 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 3.31% per year, an expected life of 2 years, expected volatility based on historical prices in the range of 93.74%, no expected dividends and a share price of $3.28.

•	On September 9, 2024, the Company granted 33,891 deferred share units (DSUs) valued at $96 to certain directors, of the Company. The DSUs will vest on the first anniversary of the grant date and will be settled in cash or common shares at the discretion of the Company.

During the year ended December 31, 2023:

•	The Company granted 104,080 stock options to employees under its long-term incentive plan. The options may be exercised within 5 years from the date of the grant at a price of $8.96 per share. The fair value of the options at the date of the grant was $577 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 3.37% to 4.15% per year, an expected life of 4 to 5 years, expected volatility based on historical prices in the range of 82.51% to 85.41%, no expected dividends and a share price range of $3.92 to $9.60.

The changes in incentive stock options outstanding are summarized as follows:

	Exercise price	Number of shares issued or issuable on exercise
Balance at January 1, 2023	$19.80	247,990
Granted	8.96	104,080
Expired	27.92	(74,213)
Forfeited	14.36	(84,715)
Balance at December 31, 2023	$14.00	193,142
Granted	3.22	1,028,923
Expired	10.02	(34,953)
Forfeited	12.91	(16,749)
Balance at December 31, 2024	$4.61	1,170,363

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Incentive stock options outstanding and exercisable (vested) at December 31, 2024 are summarized as follows:

	Options Outstanding			Options Exercisable
Exercise price	Number of shares issuable on exercise	Weighted average remaining life (Years)	Weighted average exercise price	Number of shares issuable on exercise	Weighted average exercise price
$2.00	25,000	3.04	$2.00	-	$2.00
3.24	753,923	3.12	3.24	-	3.24
3.28	250,000	2.66	3.28	62,500	3.28
9.60	56,425	2.19	9.60	18,808	9.60
10.08	10,185	0.52	10.08	10,185	10.08
10.44	6,944	0.66	10.44	6,944	10.44
12.84	15,000	2.87	12.84	10,000	12.84
21.60	44,205	2.05	21.60	29,470	21.60
24.84	7,292	1.29	24.84	7,292	21.60
29.16	1,389	0.13	29.16	1,389	29.16
Total	1,170,363	2.88	$4.61	146,588	$10.56

During the year ended December 31, 2024, the Company expensed $1,212 (the year ended December 31, 2023 - $513) for options valued at share prices $2.00 to $24.84 as shared-based payment expense.

Incentive stock options outstanding and exercisable (vested) at December 31, 2023 are summarized as follows:

	Options Outstanding			Options Exercisable
Exercise price	Number of shares issuable on exercise	Weighted average remaining life (Years)	Weighted average exercise price	Number of shares issuable on exercise	Weighted average exercise price
$9.60	64,562	3.19	9.60	-	$9.60
10.08	27,083	0.68	10.08	27,083	10.08
10.44	6,944	1.66	10.44	6,944	10.44
11.52	4,167	0.75	11.52	4,167	11.52
12.84	18,750	3.87	12.84	6,250	12.84
12.98	13,889	0.14	12.98	13,889	12.98
18.52	4,861	3.40	18.52	1,620	18.52
21.60	44,205	3.05	21.60	14,735	21.60
24.84	7,292	2.29	24.84	4,862	24.84
29.16	1,389	1.13	29.16	1,389	29.16
Total	193,142	1.97	14.00	80,939	$13.38

During the year ended December 31, 2023, the Company expensed $513 (December 31, 2022 - $505) for options valued at share prices $9.50 to $24.84, as shared-based payment expense.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

(b) DSUs, RSUs and PSUs

During the year ended December 31, 2024, the Company has expensed $218 (the year ended December 31, 2023 - $586) for DSUs, $ Nil (the year ended December 31, 2023 - $79) for PSUs, and $338 (the year ended December 31, 2023 - $641) for RSUs as shared-based payment expense.

Deferred Shares Units

The Company’s DSUs outstanding at December 31, 2024 and December 31, 2023 were as follows:

Number of Units	December 31, 2024	December 31, 2023
Balance at January 1,	154,041	58,828
Granted	33,891	104,545
Exercised	(18,568)	-
Expired	(12,279)	(9,332)
Balance	157,085	154,041

Restricted Share Units

The Company’s RSUs outstanding at December 31, 2024 and December 31, 2023 were as follows:

Number of Units	December 31, 2024	December 31, 2023
Balance at January 1,	133,288	19,572
Granted	26,235	124,968
Exercised	(130,414)	(764)
Expired	-	(4,750)
Forfeited / Cancelled	(2,134)	(5,738)
Balance	26,975	133,288

Performance Share Units

The Company’s PSUs outstanding at December 31, 2024 and December 31, 2023 were as follows:

Number of Units	December 31, 2024	December 31, 2023
Balance at January 1,	8,507	15,972
Exercised	(2,083)	-
Expired / Cancelled	(6,424)	(7,465)
Balance	-	8,507

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

c)	Warrants

Details regarding warrants issued and outstanding are summarized as follows:

Canadian dollar denominated warrants	Grant date	Expiry date	Weighted average exercise price	Number of shares issued or issuable on exercise
Balance at January 1, 2023			$34.64	245,257
Expired warrants			34.64	(245,257)
Issuance of warrants	August 11, 2023	August 11, 2025	6.84	5,111,364
Balance at December 31, 2023			6.84	5,111,364
Repricing of warrants (Note 11)	February 13, 2023	February 13, 2028	3.40	2,699,014
Cancellation of warrants (Note 11)	August 11, 2023	August 11, 2025	6.84	(1,136,364)
Issuance of warrants (Note 11)	November 27, 2024	November 12, 2026	4.00	1,136,364
Balance at December 31, 2024			$6.23	7,810,378

United States dollar denominated warrants (US Warrant)	Grant date	Expiry date	Weighted average exercise price	Number of shares issued or issuable on exercise
Balance at January 1, 2023	November 15, 2022	November 15, 2025	US$12.40	620,788
Issuance of warrants (Note 11)	February 13, 2023	February 13, 2028	US$9.92	2,699,014
Balance at December 31, 2023			US$10.38	3,319,802
Repricing of warrants (Note 11)	February 13, 2023	February 13, 2028	US$9.92	(2,699,014)
Balance at December 31, 2024			US$12.40	620,788

On August 11, 2023, 4,886,364 warrants were issued to subscribers in the Company’s private placement (Note 13). The total value of $6,321 was recorded in reserves. The fair value of the warrants were estimated using the Black-Scholes Option Pricing Model assuming a risk-free interest rate of 4.68%, an expected life of 2 years, an expected volatility of 66.07%, no expected dividends, and a share price of $4.76. As part of the private placement, the Company issued 225,000 Broker Warrants as transaction costs. The Company recorded $990 in reserve, which was measured at fair value of services received.

During the year ended December 31, 2023, the Company issued 2,699,014 warrants in conjunction with 2028 Notes (Note 11). No warrants were exercised during the year ended December 31, 2023. Total of 245,257 warrants expired during the year ended December 31, 2023. During the year ended 2024, the exercise price of the of the 2028 Warrants was amended as detailed in Note 11. In addition, the warrants were to be amended to include an acceleration clause such that the term of the warrants will be reduced to 30-days (the “Reduced Term”) in the event the closing price of the common shares on the TSXV exceeds $4.80 ten consecutive days trading days (the “Acceleration Event”), with the Reduced term to begin upon release of a press release by the Company within seven calendar days after such ten consecutive trading day period. Upon the occurrence of an Acceleration Event, holders of the warrants may exercise the warrants on a cashless basis, based on the value of the warrants at the time of exercise.

On November 27, 2024, in connection with the 2027 Notes, 1,136,364 detachable common share purchase warrants were issued as detailed in Note 11, which replaced 2023 private placement warrants.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

15.	Income Tax

Income tax reconciliation

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the statements of operations for the years ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
(Loss) income before income taxes	$(29,447)	$(64,666)
Statutory tax rate	26.5%	26.5%
Expected expense (recovery) at statutory rate	(7,804)	(17,136)
Tax rate difference	(3)	(1)
Share based compensation	461	-
Permanent differences	918	107
Net change in benefits previously not recognized	8,815	17,699
Share issuance costs	(48)	(515)
True up	227	(170)
OCI	(355)	-
Foreign exchange	(2,385)	-
Other	174	16
Income tax expense (recovery)	$-	$-

The significant components of the Company’s deferred income tax assets (liabilities) are as follows:

	December 31, 2024	December 31, 2023
Deferred tax liabilities:
Convertible notes payable	$(4,619)	$(6,475)
	$(4,619)	$(6,475)
Deferred tax assets:
Non-capital loss	$4,619	$6,475
	4,619	$6,475
Deferred income tax assets / (liabilities)	$-	$-

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax values. The unrecognized deductible temporary differences at December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Non-capital loss carry-forwards	$75,830	$51,652
Exploration and evaluation properties	21,459	20,630
Property, Plant and Equipment	43,299	39,973
Capital loss carry forward	27,994	26,835
Other	14,253	10,683
Total unrecognized temporary differences	$182,835	$149,773

The capital loss of $27,994 (December 31, 2023 - $26,835) can be carried forward indefinitely and can only be realized against future capital gains.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The Company has the following unrecognized non-capital loss carryforwards of approximately $72,286 (December 31, 2023 – $48,769) which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Year	December 31, 2024	December 31, 2023
2037	$33	$31
2038	384	361
2039	1,532	1,440
2040	3,621	3,402
2041	15,094	8,340
2042	15,554	14,318
2043	23,513	20,877
2044	12,555	-
Total	$72,286	$48,769

The Company also has non-capital loss carryforwards of $616 and $2,928 to apply against future year income tax in Australia and the United States, respectively. The majority of these carry forward losses do not expire.

16.	Other Non-Operating Income (Expense)

The Company’s Other Non-Operating Income (Expense) comprises the following for the years ended December 31, 2024 and 2023:

	For the years ended December 31
	2024	2023
Foreign exchange gain (loss)	$(4,338)	$1,485
Interest expense	(7,274)	(8,147)
Realized gain on marketable securities	306	90
Other non-operating income (expense)	298	100
	$(11,008)	$(6,472)

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

17.	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the years ended December 31, 2024 and 2023:

	For the years ended December 31,
	2024	2023
Numerator
Net loss for the period – basic and diluted	$(29,447)	$(64,666)
Gain on financial derivative liability	-	(6,683)
Net loss for the year ended – diluted	(29,447)	(71,349)
Denominator
Basic and Diluted – weighted average number of shares outstanding	14,256,263	10,857,737

Loss Per Share - Basic	$(2.07)	$(5.96)
Loss Per Share – Diluted	$(2.07)	$(5.96)

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options, and share purchase warrants, in the weighted average number of common shares outstanding during the period, if dilutive.

Conversion option, share purchase warrants and stock options were excluded from the calculation of diluted weighted average number of common shares outstanding for the years ended December 31, 2024 and 2023 as the warrants and stock options were anti-dilutive.

18.	Financial Instruments

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Per Note 1, the Company does not have sufficient financial resources necessary to complete the construction and final commissioning of the Refinery and the Company is going through a planning and budgeting process to update the capital estimates and completion schedule associated with the Refinery. The Company attempts to ensure there is sufficient access to funds to meet ongoing business requirements, considering its current cash position and potential funding sources. Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future. This represents a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern.  These consolidated financial statements do not include the adjustments to the amounts and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The following are the contractual maturities of financial liabilities as at December 31, 2024, and December 31, 2023:

	As at December 31, 2024
	< 1 Year	Between 1 – 2 Years	>2 Years
Accounts payable and accrued liabilities	$3,579	$-	$-
Long-term government loan payable	36	1,615	8,519
Convertible notes payable [1]	8,057	8,012	99,071
Lease payable	125	128	43
Total	$11,797	$9,755	$107,633

	As at December 31, 2023
	< 1 Year	Between 1 – 2 Years	>2 Years
Accounts payable and accrued liabilities	$8,828	$-	$-
Long-term government loan payable	-	-	4,299
Convertible notes payable [1]	-	-	67,453
Lease payable	122	125	160
Total	$8,950	$125	$71,912

1 Amounts are based on contractual maturities of 2028 Notes and assumption that it would remain outstanding until maturity. Per Note 11, 2026 Notes were cancelled and replaced with 2028 Notes on February 13, 2023.

For 2024 and 2023 the Company assumed the notes will remain outstanding until maturity. If noteholders convert prior to maturity, they would be entitled to a make-whole interest payment upon conversion. This payment cannot exceed the remaining coupon payments owing and thus the tables above present all interest payments to maturity, which represents the maximum possible cash outflow to the Company.

The contractual liabilities relating to government loan payable assumes that repayment began on June 30, 2025 in 19 equal quarterly instalments.

Fair Value

The Company’s financial instruments consisted of cash and cash equivalents, restricted cash, receivables, marketable securities, convertible notes payable, long-term government loan payable, warrants liability, and accounts payable and accrued liabilities. The fair values of cash and cash equivalents, restricted cash, and deposits, receivables and accounts payable and accrued liability approximate their carrying values because of their current nature. The fair value of long-term government loan payables are estimated as $7,824 (December 31, 2023 - $4,299) utilizing a discounted cash flow calculation based on cash interest and principal payments and an interest rate ranging from 7.0% to 17.1% (December 31, 2023 – 9%) which would expected to be achieved on a standard debt arrangement.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash and cash equivalents and restricted cash which are being held in with major Canadian banks that are high credit quality financial institutions as determined by rating agencies.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The Company’s receivables primarily consist of HST refund due from Canada Revenue Agency and reimbursement to be received from NRCan and DoD, hence there is no significant credit risk on receivables.

As at December 31, 2024, the Company’s maximum exposure to credit was the carrying value of cash and cash equivalents, restricted cash, and receivables.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency. The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, prepayments, accounts payable and accrued liabilities, derivative financial liabilities on warrants and its long-term debts that are denominated in US Dollars. The Company has not used derivative instruments to reduce its exposure to foreign currency risk nor has it entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations.

The following table indicates the foreign currency exchange risk on monetary financial instruments as at December 2024 and 2023 converted to Canadian Dollars:

As at December 31, 2024
USD denominated expressed in CAD
Cash and cash equivalents	$3,391
Accounts payable and accrued liabilities	(478)
Interest accrual	(2,799)
Long-term convertible notes payable	(63,963)
Royalty	(1,283)
Total	$(65,132)

As at December 31, 2023
USD denominated expressed in CAD
Cash and cash equivalents	$385
Accounts payable and accrued liabilities	(1,686)
Interest accrual	(5,730)
Long-term convertible notes payable	(40,101)
Royalty	(858)
Financial derivative liability – Convertible Notes	(1,421)
Embedded derivative liability (US Warrant)	(7)
Total	$(49,418)

During the year ended December 31, 2024, the Company recognized a loss of $4,338 (December 31, 2023 - $1,485) on foreign exchange. Based on the above exposures as at December 31, 2024, a 10% depreciation or appreciation of the US Dollar against the Canadian Dollar would result in a $6,149 decrease or increase in the Company’s net income before tax (December 31, 2023 - $3,610).

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. Company currently does not have any financial instruments that are linked to LIBOR, SOFR, or any form of a floating market interest rate. Therefore, changes in the market interest rate does not have an impact on the Company as at December 31, 2024.

19.	Management of Capital

The Company’s objectives when managing capital are to ensure it has sufficient cash available to support its future Refinery expansion and exploration activities; and ensure compliance with debt covenants under the convertible notes arrangement.

The Company manages its capital structure, consisting of cash and cash equivalents, share capital and debt (convertible notes and loans), and will make adjustments to it depending on the funds available to the Company for its future Refinery expansion and exploration activities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable. Other than the minimum liquidity balance covenant under the convertible note arrangement, the Company is not subject to externally imposed capital requirements. The convertible notes arrangement does not impose any quantitative ratio covenants on the Company in the course of the normal construction and operation of its current assets.

20.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Assets and Liabilities Measured at Fair Value

The Company’s fair values of financial assets and liabilities were as follows:

	Classification
December 31, 2024	Fair value through profit or loss	Amortized cost	Level 1	Level 3	Total Fair Value
Assets:
Cash and cash equivalents	$-	$3,717	$-	$-	$3,717
Restricted cash	-	1,208	-	-	1,208
Receivables	-	1,310	-	-	1,310
Marketable securities	12	-	12	-	12
	$12	$6,235	$12	$-	$6,247
Liabilities:
Accounts payable and accrued liabilities	$-	$3,579	$-	$-	$3,579
Accrued interest	-	2,799	-	-	2,799
Long-term government loan payable	-	7,824	-	-	7,824
Convertible Notes payable [1]	63,963	-	-	63,963	63,963
Warrants - Convertible Notes payable [1]	1,582	-	-	1,582	1,582
Royalty	-	1,283	-	-	1,283
	$65,545	$15,485	-	$65,545	$81,030

	Classification
December 31, 2023	Fair value through profit or loss	Amortized cost	Level 1	Level 3	Total Fair Value
Assets:
Cash and cash equivalents	$-	$7,560	$-	$-	$7,560
Restricted cash	-	2,096	-	-	2,096
Receivables	-	1,081	-	-	1,081
Marketable securities	595	-	595	-	595
	$595	$10,737	$595	$-	$11,332
Liabilities:
Accounts payable and accrued liabilities	$-	$8,828	$-	$-	$8,828
Accrued interest	-	5,730	-	-	5,730
Long-term government loan payable	-	4,299	-	-	4,299
Convertible notes payable [1]	40,101	-	-	40,101	40,101
Warrants – Convertible Notes payable [1]	1,421	-	-	1,421	1,421
Royalty	-	858	-	-	858
Warrants derivative liability	7	-	-	7	7
	$41,529	$19,715	-	$41,529	$61,244

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Valuation techniques

A) Marketable securities

Marketable securities are included in Level 1 as these assets are quoted on active markets.

B) Convertible Notes

For the convertible notes payable designated at fair value through profit or loss, the valuation is derived by a finite difference method, whereby the convertible debt as a whole is viewed as a hybrid instrument consisting of two components, an equity component (i.e., the conversion option) and a debt component, each with different risks. The key inputs in the valuation include risk-free rates, share price, equity volatility, and credit spread. As there are significant unobservable inputs used in the valuation, the convertible notes payable is included in Level 3.

Methodologies and procedures regarding Level 3 fair value measurements are determined by the Company’s management. Calculation of Level 3 fair values is generated based on underlying contractual data as well as observable and unobservable inputs. Development of unobservable inputs requires the use of significant judgment. To ensure reasonability, Level 3 fair value measurements are reviewed and validated by the Company’s management. Review occurs formally on a quarterly basis or more frequently if review and monitoring procedures identify unexpected changes to fair value.

While the Company considers its fair value measurements to be appropriate, the use of reasonably alternative assumptions could result in different fair values. On a given valuation date, it is possible that other market participants could measure a same financial instrument at a different fair value, with the valuation techniques and inputs used by these market participants still meeting the definition of fair value. The fact that different fair value measurements exist reflects the judgment, estimates and assumptions applied as well as the uncertainty involved in determining the fair value of these financial instruments.

The fair value of the 2028 Notes has been estimated based on significant unobservable inputs which are equity volatility and credit spread. The Company used an equity volatility of 63% (December 31, 2023 – 62%). If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $963 (December 31, 2023 - $545) or a decrease of $826 (December 31, 2023 - $425) to the fair value of the 2028 Notes. The Company used a credit spread of 26.3% (December 31, 2023 – 27.8%). If the Company had used a credit spread that was higher or lower by 5%, the potential effect would be a decrease of $4,273 (December 31, 2023 - $3,937) or an increase of $4,901 (December 31, 2023 - $4,648) to the fair value of convertible note payable.

The fair value of the 2027 Notes has been estimated based on significant unobservable inputs which are equity volatility and credit spread. The Company used an equity volatility of 63% (December 31, 2023 – Nil). If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $204 (December 31, 2023 - $Nil) or a decrease of $198 (December 31, 2023 - $Nil) to the fair value of the convertible note payable. The Company used a credit spread of 26.3% (December 31, 2023 – Nil). If the Company had used a credit spread that was higher or lower by 5%, the potential effect would be a decrease of $218 (December 31, 2023 - $Nil) or an increase of $275 (December 31, 2023 – $Nil) to the fair value of convertible note payable.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

C) Warrants – Convertible Notes

The 2028 Warrants issued are accounted for at fair value through profit or loss are valued using a Monte Carlo Simulation Model to better model the variability in exercise date. The key inputs in the valuation include risk-free rates and equity volatility. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

The fair value of the 2028 Warrants has been estimated using a significant unobservable input which is equity volatility. The Company used an equity volatility of 63% (December 31, 2023 – 62%). If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $200 (December 31, 2023 - $186) or a decrease of $227 (December 31, 2023 - $327) to the fair value of the Warrants.

The fair value of the 2027 Warrants has been estimated using a significant unobservable input which is equity volatility. The Company used an equity volatility of 70% (December 31, 2023 – Nil). If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $161 (December 31, 2023 - $Nil) or a decrease of $163 (December 31, 2023 - $Nil) to the fair value of the Warrants.

D) Royalty

The fair value of the Royalty was estimated at inception using a discounted cash flow model. The key inputs in the valuation include the effective interest rate of 19.20% and cash flows estimates of future operating and gross revenues. As there are significant unobservable inputs used in the valuation, the Royalty is included in Level 3. A 10% increase or decrease in the effective interest rate would be an increase of $250 (December 31, 2023 - $96) or a decrease of $213 (December 31, 2023 - $109) to the fair value of the royalty.

E) Other Financial Derivative Liability (US Warrants)

The fair value of the embedded derivative on Warrants issued in foreign currency as at December 31, 2024 was $Nil (December 31, 2023 - $7) and is accounted for at FVTPL. The valuation of warrants where the strike price is in US dollars and the warrants can be exercised at a time prior to expiry. The Company uses a Monte Carlo Simulation Model to better model the variability in exercise dates. The key inputs in the valuation include risk-free rates and equity volatility. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

21.	Commitments and Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to defend itself vigorously against all legal claims. Electra is not aware of any unrecorded claims against the Company that could reasonably be expected to have a materially adverse impact on the Company’s consolidated financial position, results of operations or the ability to carry on any of its business activities. The Company has negotiated settlement on one claim as at March 31, 2025. The amount due is approximately $140 (December 31, 2024 - $140) has been recorded in accounts payable and accrued liabilities and the respective lien has been discharged. Additionally, certain legal claims against the Company were settled in 2024.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

As at December 31, 2024, the Company’s commitments relate to purchase and services commitments for work programs relating to Refinery expansion and payments under financing arrangements. The Company had the following commitments as at December 31, 2024.

	2025	2026	2027	2028	Thereafter	Total
Purchase commitments	$1,076	$-	$-	$-	$-	$1,076
Convertible notes payments [1]	8,057	8,012	13,676	85,303	-	115,048
Government loan payments [2]	36	1,615	2,141	2,141	4,273	10,206
Lease payments	125	128	43	-	-	296
Royalty payments [3]	-	-	338	654	2,258	3,250
Other	324	72	-	-	2,158	2,554
	$9,618	$9,827	$16,198	$88,098	$8,689	$132,430

1 Convertible notes payment amounts are based on contractual maturities of 2028 Notes, 2027 Notes and the assumption that it would remain outstanding until maturity. Interest is calculated based on terms as at December 31, 2024.

2 The Company is currently in negotiations to extend the commencement of payments based on the Company's latest construction completion date.

3 Royalty payments are estimated amounts associated with the royalty agreements entered with the convertible debt holders as part of the 2028 Notes offering. The estimated amounts and timing are subject to changes in cobalt sulfate prices, timing of completion of the refinery, reaching commercial operations and timing and amounts of sales.

22.	Segmented Information

The Company’s Chief Operating Decision Maker (“CODM”) is its Chief Executive Officer. The CODM reviews the results of Company’s refinery business and exploration and evaluation activities as discrete business units, separate from the rest of the Company’s activities which are reviewed on an aggregate basis.

The Company’s exploration and evaluation activities are located in Idaho, USA, with its head office function in Canada. All of the Company’s capital assets, including property and equipment, and exploration and evaluation assets are located in Canada and USA, respectively.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

(a)	Segmented operating results for the year ended December 31, 2024 and 2023:

For the year ended December 31, 2024	Refinery	Exploration and Evaluation	Corporate and Other	Total
Operating expenses
Consulting and professional fees	$270	$-	$3,512	$3,782
Exploration and evaluation expenditures	-	442	-	442
General and administrative and travel	804	-	2,098	2,902
Investor relations and marketing	-	-	811	811
Salaries and benefits	1,547	-	2,771	4,318
Share-based payments	-	-	1,739	1,739
Operating loss	$2,621	$442	$10,931	$13,994
Unrealized gain on marketable securities	-	-	41	41
(Loss) on financial derivative liability - Convertible Notes	-	-	(4,493)	(4,493)
Changes in US Warrants	-	-	7	7
Other non-operating loss	-	-	(11,008)	(11,008)
Loss before taxes	$2,621	$442	$26,384	$29,447

For the year ended December 31, 2023	Refinery	Exploration and Evaluation	Corporate and Other	Total
Operating expenses
Consulting and professional fees	$69	$78	$4,512	$4,659
Exploration and evaluation expenditures	-	700	-	700
General and administrative and travel	156	3	2,236	2,395
Investor relations and marketing	-	-	633	633
Salaries and benefits	1,783	-	1,992	3,775
Share-based payments	-	-	1,821	1,821
Operating loss	$2,008	$781	$11,194	$13,983
Unrealized loss on marketable securities	-	-	(253)	(253)
Gain on financial derivative liability - Convertible Notes	-	-	6,683	6,683
Changes in US Warrants	-	-	1,243	1,243
Other non-operating expenses	-	-	(6,472)	(6,472)
Impairment	(51,884)	-	-	(51,884)
Loss before taxes	$53,892	$781	$9,993	$64,666

(b)	Segmented assets and liabilities as at December 31, 2024 and December 31, 2023:

	Total Assets		Total Liabilities
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Refinery	$52,434	$59,701	$3,707	$8,935
Exploration and Evaluation [1]	93,276	85,741	87	75
Corporate and Other	5,737	3,250	83,335	56,384
	$151,447	$148,692	$87,129	$65,394

1 Total non-current assets comprising of exploration and evaluation assets in the amount of $93,200 (December 31, 2023 - $85,634) are located in Idaho, USA. All other assets are located in Canada.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

23.	Related Party Transactions

The Company’s related parties include key management personnel and companies related by way of directors or shareholders in common. The Company paid and/or accrued during the years ended December 31, 2024 and 2023, the following fees to management personnel and directors.

	For the years ended December 31,
	2024	2023
Management	$2,067	$2,194
Directors’ fees	175	158
	$2,242	$2,352

During the years ended December 31, 2024, the Company had share-based payments made to management and directors of $1,422 (for the year ended December 31, 2023 - $1,258).

As at December 31, 2024, the accrued liabilities balance for related parties was $161 (December 31, 2023 - $78), which relates mainly to compensation accruals.

24.	Subsequent Events

(a)	Subsequent to December 31, 2024, the Company granted 125,000 stock options at an exercise price of $2.60 that will vest in two equal tranches on the first and second anniversaries of the grant date over a two year period.

(b)	Subsequent to December 31, 2024, the Company entered into an agreement with the holders of its senior secured debt that enhances the Company’s financial flexibility. Under this agreement, lenders have agreed to defer all interest payments until February 15, 2027, allowing Electra to invest its capital towards completing its cobalt refinery rather than debt servicing.

The agreement, entered into on March 5, 2025, covers all outstanding 8.99% 2028 Notes and 12% 2027 Notes, collectively referred to as the “Notes”. As consideration for this deferral, Electra will pay additional interest of 2.25% per annum on the 2028 Notes and 2.5% per annum on the 2027 Notes, calculated on the principal amounts of the Notes. All deferred interest, including deferred amounts of additional interest, will accrue interest at the applicable stated rate of interest borne by the applicable series of Notes. All deferred interest (including all interest thereon) will become payable immediately if an event of default occurs under the applicable note indenture prior to February 15, 2027.

(c)	Subsequent to December 2024, on March 21, 2025, the Company announced receipt of a Letter of Intent (“LOI”) for proposed funding of $20,000. The LOI was provided to the Company by the Federal Government and is non-binding. While discussions between the parties are ongoing, there is no guarantee or assurance that final agreements will be reached and/or funding will be provided to the Company.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

(d)	Subsequent to December 31, 2024, the Company announced that it has fully subscribed a non-brokered private placement (the “Offering”) to raise aggregate gross proceeds of up to US$3,500. The Offering will consist of units of the Company (each, a “Unit”) to be issued at a price of US$1.12 per Unit. Each Unit will consist of one common share in the capital of the Company (“Common Shares”) and one transferable common share purchase warrant (each, a “Warrant”). Each Warrant will entitle the holder to purchase one common share of the Company at a price of US$1.40 at any time for a period of eighteen (18) months following the issue date.

The Common Shares and Warrants underlying the Units issued under the Listed Issuer Financing Exemption will not be subject to a hold period in accordance with Canadian securities laws and are expected to be immediately freely tradeable if sold to purchasers resident in Canada. All other securities issued in the Offering will be subject to a statutory hold period of four months and one day following issuance to the extent required by applicable securities laws and will be free of any hold period under applicable Canadian securities legislation if sold to purchasers outside of Canada.